

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

   Re: Gordon Pointe Acquisition Corp.
     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
     Filed February 14, 2020
     File No. 001-38363

Dear Mr. Dolan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Stephen Cohen